Form No.
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Name of company                                              CEZ, a. s.                        Company Identification No. 452 74 649
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                                             Composition of company's supervisory board
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Name and title of member         Represents the  Company that employs       Education     Membership in bodies of    Number of CEZ
  of supervisory board             following     the person (including     (high school       other companies      shares the person
                                   company         his/her position)      or university)                              owns as an
                                                                                                                      individual
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
1.  Ing. Jan Demjanovic          Czech National  Severoceske doly, a. s.    university    member of  board of             88
    member of supervisory board  Property Fund   member of board of                       directors:
                                                 directors and commer-                    Teplarna Usti n. Lab.,
                                                 cial director                            Coal Energy, a. s.,
                                                                                          Severoceske doly a. s.,
                                                                                          Chomutov.
                                                                                          member of supervisory
                                                                                          board:
                                                                                          Severoceske doly-
                                                                                          kolejova doprava,a.s.
                                                                                          Severozapadni ENERGO
                                                                                          GROUP, a. s.
                                                                                          Severoceske doly -
                                                                                          Humatex, a. s.
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2.  Frantisek Haman              elected by the  CEZ, a. s., - Jaderna      high school   none                             0
    member of supervisory board  employees of    elektrarna Temelin,
                                 CEZ, a. s.      chairman of the main
                                                 union organization OSE
                                                 CEZ, a. s. - JETE
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3.  Ing. Zdenek Hruby, CSc.      Czech National  Czech Ministry of          university    member of board of               0
    vice-chairman of             Property Fund   Finance                                  directors of Sokolovska
    supervisory board                                                                     uhelna, a. s.,
                                                                                          Cesky Telecom, a. s.
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4.  Ing. Jan Juchelka            Czech National  Czech National Property    university    member of  board of              0
    member of supervisory board  Property Fund   Fund, chairman of execu-                 directors of Cesky
                                                 tive committee                           Telecom, a. s.,
                                                                                          member of supervisory
                                                                                          board of Komercni banka,
                                                                                          a. s.
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5.  Ing. Stanislav Kazecky, CSc. Czech National  ZVVZ Milevsko              university    member of supervisory          220
    chairman of supervisory      Property Fund   general director and                     board:
    board                                        chairman of board of                     EKOKLIMA, a. s., Milevsko
                                                 directors
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6.  RNDr. Jaroslav Kosut, CSc.,  Czech National  economic consultant        university    chairman of board of             0
    M.B.A.                       Property Fund   (self-employed)                          directors:
    member of supervisory board                                                           UNIPLET Trebic, a. s.
                                                                                          ZVI, a. s.
                                                                                          member of  board of
                                                                                          directors:
                                                                                          PSP Engineering, a. s.,
                                                                                          Prerov SLEZAN Frydek-
                                                                                          Mistek, a. s.
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Prague Securities Exchange, Securities Dept., Rybna 14, 110 00  Praha 1
Fax: 02/21 83 30 30, 21 83 35 55
Tel: 02/21 83 21 70, 21 83 21 71 - main market
     02/21 83 21 72, 21 83 21 71 - subsidiary market

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
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Name and title of member         Represents the  Company that employs       Education     Membership in bodies of    Number of CEZ
  of supervisory board             following     the person (including     (high school       other companies      shares the person
                                   company         his/her position)      or university)                              owns as an
                                                                                                                      individual
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
7.  Vaclav Krejci                elected by the  CEZ, a. s. - Elektrarna    high school   member of supervisory             1
    vice-chairman of supervisory employees of    Dukovany, head of per-                   board of  nadace Duhova
    board                        CEZ, a. s.      sonnel dept. and inter-                  energie
                                                 nal communications of
                                                 UJE
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8.  Ing. Vaclav Srba             Czech National  Czech Ministry of Indus-   university    member of  presidium of         10
    member of supervisory board  Property Fund   try and Trade Deputy of                  Czech National Property
                                                 Minister of Industry and                 Fund,
                                                 Trade for the areas of                   chairman of supervisory
                                                 industry, restructuring,                 board:
                                                 administration of state                  UNIPETROL, a. s.,
                                                 ownership stakes and                     member of supervisory
                                                 privatization                            board:
                                                                                          Skoda Holding, a. s.
                                                                                          CEPS, a. s.,
                                                                                          member of board of
                                                                                          directors:
                                                                                          Thermal-F, a. s.,
                                                                                          Karlovy Vary,
                                                                                          member of Czech govern-
                                                                                          ment council -
                                                                                          investment council
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9.  Ing. Pavel Suchy             Czech National  Czech National Property    university    member of supervisory            0
    member of supervisory board  Property Fund   Fund                                     board:
                                                 1. vice-chairman of                      UNIPETROL, a. s.
                                                 executive committee                      KONPO, s. r. o., Praha
                                                                                          clen predstavenstva:
                                                                                          AERO-Holding, a. s. -
                                                                                          v likvidaci.
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Prague Securities Exchange, Securities Dept., Rybna 14, 110 00  Praha 1
Fax: 02/21 83 30 30, 21 83 35 55
Tel: 02/21 83 21 70, 21 83 21 71 - main market
     02/21 83 21 72, 21 83 21 71 - subsidiary market

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
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Name and title of member         Represents the  Company that employs       Education     Membership in bodies of    Number of CEZ
  of supervisory board             following     the person (including     (high school       other companies      shares the person
                                   company         his/her position)      or university)                              owns as an
                                                                                                                      individual
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
10. Jan Sevr                     elected by the  CEZ, a. s. - Elektrarna    high school   chairman of the union          106
    member of supervisory board  employees of    Melnik head of  depart-                  organization for CEZ,
                                 CEZ, a. s.      ment of shift operations                 a. s. - Elektrarna
                                                                                          Melnik,
                                                                                          member of review body
                                                                                          of a housing coopera-
                                                                                          tive
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11. Doc. Ing. Zdenek Vorlicek,   Czech National  Czech Ministry of Indus-   university    member of supervisory            0
    CSc.                         Property Fund   try and Trade Deputy of                  board of Grant Agency
    member of supervisory board                  Minister of Industry and                 of Academy of Sciences
                                                 Trade for the area of                    chairman of working
                                                 economic policy.                         team for economic
                                                                                          policy of the Council
                                                                                          for Economic and Social
                                                                                          Consensus,
                                                                                          chairman of Czech Coun-
                                                                                          cil for Quality
                                                                                          permanent guest of gov-
                                                                                          ernment council for
                                                                                          research and develop-
                                                                                          ment,
                                                                                          representative of Czech
                                                                                          Ministry of Industry and
                                                                                          Trade at the Academic
                                                                                          Assembly of the Czech
                                                                                          Academy of Sciences.
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Prague Securities Exchange, Securities Dept., Rybna 14, 110 00  Praha 1
Fax: 02/21 83 30 30, 21 83 35 55
Tel: 02/21 83 21 70, 21 83 21 71 - main market
     02/21 83 21 72, 21 83 21 71 - subsidiary market

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
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Name and title of member         Represents the  Company that employs       Education     Membership in bodies of    Number of CEZ
  of supervisory board             following     the person (including     (high school       other companies      shares the person
                                   company         his/her position)      or university)                              owns as an
                                                                                                                      individual
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
12. Zdenek Zidlicky              elected by the  CEZ, a. s. -Elektrarna     high school   deputy chairman of Asso-        88
    member of supervisory board  employees of    Prunerov (EPRU II),                      ciation of Independent
                                 CEZ, a. s.      released chairman of the                 Unions,
                                                 main union organization                  Representative:
                                                 of CEZ - EPRU II                         Czech Association of
                                                                                          Unions for Northern
                                                                                          Bohemia Power Companies
                                                                                          in the Association of
                                                                                          Union Organizations and
                                                                                          the Inter-Regional
                                                                                          Union Council,
                                                                                          Union Central Office for
                                                                                          Power Issues at the
                                                                                          Council for Economic and
                                                                                          Social Consensus -
                                                                                          member:
                                                                                          working team for eco-
                                                                                          nomic policy and con-
                                                                                          sulting team for the
                                                                                          privatization of elec-
                                                                                          tric power sector.
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Notes:  Changes in membership in bodies of other companies, in comparison with the form as at March 3,2003
        (report titled CEZ022.doc) are in bold type.
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Prepared for CEZ, a. s., by:   Ing. Stedra                                      Date: March 31, 2003
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Prague Securities Exchange, Securities Dept., Rybna 14, 110 00  Praha 1
Fax: 02/21 83 30 30, 21 83 35 55
Tel: 02/21 83 21 70, 21 83 21 71 - main market
     02/21 83 21 72, 21 83 21 71 - subsidiary market